VIA EDGAR

October 26, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Att:	John Reynolds, Assistant Director

John Archfield
Ryan Milne
Susann Reilly
Jim Lopez

Re:	Oxford Technologies, Inc.

10-K, Amendment 1 for Fiscal Year Ended December 31, 2008

10-Q, Amendment 1 for the quarter Ended March 31, 2009

10-Q for the Quarter Ended June 30, 2009

File No.: 0-49854

Dear Mr. Reynolds:

Oxford Technologies, Inc. (the “Company”) is in receipt of your comment letter dated October 20, 2009 concerning the above-referenced reports.

We note that the letter requests a response within 10 business days.  Because we need additional time to get the amendments ready, and meanwhile, recently the Company’s public accountants are busy with their 10-Qs reviews for clients, and they may not have enough time to review our response and our 10-K and 10-Q Amendments until November 15 when 10-Q reviews for their clients shall have been completed.  Under such circumstances, we are afraid that we may not be able to finalize our response within such timeframe.  We hereby respectfully request that the reply deadline be extended to November 30, 2009.

If you have any questions or concerns, please do not hesitate to contact me via facsimile at (212) 809-1289. Or, you may contact Mr. William G. Hu, our corporate counsel at wmhu2000@yahoo.com.  Thank you in advance for your consideration and assistance.

Sincerely,

/s/ Jacinta Sit
Jacinta Sit President and Chief Financial Officer